Exhibit 21

List of Subsidiaries

Scott’s Liquid Gold-Inc. wholly owns the following four subsidiaries:

1.	Colorado Product Concepts, Inc.

2.	HKNY ONE, LLC

3.	SLG Chemicals, Inc.

4.	SLG Touch-A-Lite, Inc.

All of the foregoing subsidiaries are incorporated in the State of Colorado, with the exception of HKNY ONE, LLC, which is incoroporated in the State of Delaware.